                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           RAYTEL MEDICAL CORPORATION
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   755107-10-9
                                 (CUSIP Number)

                                Richard F. Bader
                           Raytel Medical Corporation
                          2755 Campus Drive, Suite 200
                               San Mateo, CA 94403
                            Telephone: (650) 349-0800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 755107-10-9
________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

     Richard F. Bader

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

     PF

________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
               7.   SOLE VOTING POWER:

  NUMBER OF         321,686 (1)

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER:
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER:

  REPORTING         321,686 (1)

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER:
    WITH
                    0

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     321,686 (1)

________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)


________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     11.0% (2)

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN

________________________________________________________________________________

(1) Includes 174,081 shares subject to options exercisable within 60 days after the date of this statement.

(2)      Based on 2,918,425 shares outstanding as of July 31, 2001.

CUSIP No. 755107-10-9
________________________________________________________________________________
1,   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

     Albert J. Henry

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4 .  SOURCE OF FUNDS (See Instructions)

     PF

________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
               7.   SOLE VOTING POWER:

  NUMBER OF         37,489

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER:
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER:

  REPORTING         37,489

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER:
    WITH
                    0

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     37,489

________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)


________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     1.3% (1)

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN

________________________________________________________________________________

(1)      Based on 2,918,425 shares outstanding as of July 31, 2001.

CUSIP No. 755107-10-9
________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

     RT Acquisition Group, Inc.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

     Not Applicable

________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
               7.   SOLE VOTING POWER:

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER:
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER:

  REPORTING         0

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER:
    WITH
                    0

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     0

________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)


________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     0%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     CO

________________________________________________________________________________

CUSIP No. 755107-10-9
________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

     Balfour LLC

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

     OO

________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7.   SOLE VOTING POWER:

  NUMBER OF         342,516

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER:
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER:

  REPORTING         342,516

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER:
    WITH
                    0

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     342,516

________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)


________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     11.7% (1)

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     CO

________________________________________________________________________________

(1)      Based on 2,918,425 shares outstanding as of July 31, 2001.

CUSIP No. 755107-10-9
________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

     Rory Riggs

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

     PF

________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
               7.   SOLE VOTING POWER:

  NUMBER OF         355,782 (1)

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER:
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER:

  REPORTING         355,782 (1)

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER:
    WITH
                    0

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     355,782 (1)

________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)


________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     12.2% (2)

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN

________________________________________________________________________________

(1) Includes 13,266 shares held jointly by Mr. Riggs and his sister, Robin Rhys Riggs.

(2)      Based on 2,918,425 shares outstanding as of July 31, 2001.

Schedule 13D


         This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed by Richard F. Bader, Albert J. Henry and RT Acquisition Group, Inc. with the Securities and Exchange Commission on October 1, 2001 to (i) add Balfour LLC and Rory Riggs (collectively, "Balfour") as Reporting Persons hereunder and (ii) disclose a non-binding proposal to acquire all of the outstanding shares of Common Stock of the Issuer not owned by the Reporting Persons which was submitted to the Issuer's financial advisor by the Reporting Persons on December 17, 2001. This Amendment No. 1 to Schedule 13D also amends the Schedule 13D filed by Balfour with the Securities and Exchange Commission on August 28, 2001.

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this Amendment No.1 to Schedule 13D relates is the common stock, $0.001 par value (the "Common Stock"), of Raytel Medical Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2755 Campus Drive, Suite 200, San Mateo, CA 94403.

ITEM 2.           IDENTITY AND BACKGROUND.

         The persons filing this Statement on Schedule 13D (the "Reporting Persons") are Richard F. Bader, Albert J. Henry, RT Acquisition Group, Inc., and Balfour. This Schedule 13D incorporates by reference the Schedule 13D filed by Mr. Bader, Mr. Henry and RT Acquisition Group on October 1, 2001 and the information provided therein under Item 2. In addition, this Schedule 13D incorporates by reference the Schedule 13D filed by Balfour on August 28, 2001, and the information provided therein under Item 2.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Schedule 13D incorporates by reference the Schedule 13D filed by Mr. Bader, Mr. Henry and RT Acquisition Group on October 1, 2001 and the information provided therein under Item 3. In addition, this Schedule 13D incorporates by reference the Schedule 13D filed by Balfour on August 28, 2001, and amends the information provided therein under Item 3 by adding the following paragraph at the end thereof:

         On December 6, 2001 and December 10, 2001, Balfour LLC purchased additional shares of Common Stock for an aggregate purchase price of $64,235.

ITEM 4.           PURPOSE OF TRANSACTION.

         This Schedule 13D incorporates by reference the Schedule 13D filed by Mr. Bader, Mr. Henry and RT Acquisition Group on October 1, 2001 and the information provided therein under Item 4. In addition, this Schedule 13D incorporates by reference the Schedule 13D filed by Balfour on August 28, 2001, and the information provided therein under Item 4. Item 4 is amended as follows:

         On December 6, 2001, RT Acquisition Group entered into an agreement with the Special Committee pursuant to which the Issuer agreed to (i) reimburse certain out-of-pocket expenses incurred by RT Acquisition Group in conducting due diligence and evaluating, negotiating and structuring a potential business combination transaction and in preparing a formal bid to acquire the Issuer and related financing arrangements, and (ii) provide a limited consent to the right of RT Acquisition Group to enter into agreements, arrangements or understandings with existing shareholders of the Issuer to become equity or debt participants in RT Acquisition Group for the sole purpose of assisting RT Acquisition Group in evaluating, preparing, negotiating and financing a potential business combination transaction, in each case subject to the terms and conditions provided therein. A copy of this agreement is filed as Exhibit 2 hereto.

         On December 17, 2001, after preliminary exploratory discussions, Mr. Bader, Mr. Henry and RT Acquisition Group, acting in concert with Balfour, submitted to the Issuer's financial advisor a non-binding proposal to acquire all of the outstanding shares of Common Stock of the Issuer not owned by the Reporting Persons for a price between $7.50 and $9.50 per share. A copy of this proposal is filed as Exhibit 3 hereto. At the present time, the Reporting Persons intend to engage in discussions with the Special Committee, with each other, and with other potential participants in any such potential business combination transaction. Except as described in this Item 4, there is no present contract, arrangement or understanding with the Issuer with respect to any such

Schedule 13D

acquisition and there can be no assurance that the Special Committee will agree with any of the Reporting Persons or any entity controlled by any of them regarding any such acquisition proposal.

         By reason of these activities, Mr. Bader, Mr. Henry, RT Acquisition Group, and Balfour may be deemed to constitute a "group" (as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1943, as amended). In the event that the Reporting Persons' non-binding proposal is not accepted by the Issuer, the Reporting Persons may cease to constitute a "group". Except for the matters described in this Item 4 and in
Item 6 below, none of the Reporting Persons has any contract, arrangement or understanding with respect to the Issuer or the Common Stock.

         Each of the Reporting Persons intend to monitor their respective ownership interests, if any, in the Issuer on an ongoing basis and to take such measures as any of them deems appropriate from time to time in furtherance of such interest. Any of the Reporting Persons may, from time to time, acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock then owned by any of them, if any (although none of them have any present intention to do so), discuss the Issuer's business, operators or other affairs with the Issuer's management, Board of Directors or the Special Committee, shareholders or others or take such other actions as any Reporting Person may deem appropriate. There can be no assurance that any of the Reporting Persons will proceed with any acquisition proposal, or that any such proposal could be financed on acceptable terms. Notwithstanding the foregoing, except as described in this Item 4, no Reporting Person has any present plan or proposal which would relate to or would result in any of the actions referred to in items
(a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Each of the Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         This Schedule 13D incorporates by reference the Schedule 13D filed by Mr. Bader, Mr. Henry and RT Acquisition Group on October 1, 2001 and the information provided therein under Item 5. In addition, this Schedule 13D incorporates by reference the Schedule 13D filed by Balfour on August 28, 2001, and amends the information provided therein under Item 5, paragraphs (a), (b) and (c), to read as follows:

         (a) As of December 17, 2001, Balfour LLC beneficially owned 342,516 shares (11.7%) of the Issuer's Common Stock.

                  As of December 17, 2001, Rory Riggs beneficially owned 355,782 shares (12.2%) of the Issuer's Common Stock, which amount includes 13,266 shares held jointly by Mr. Riggs and his sister, Robin Rhys Riggs.

         (b) As of December 17, 2001, Balfour LLC had the sole power to vote and dispose of 342,516 shares (11.7%) of the Issuer's Common Stock.

                  As of December 17, 2001, the Rory Riggs had the sole power to vote and dispose of 355,782 shares (12.2%) of the Issuer's Common Stock, which amount includes 13,266 shares held jointly by Mr. Riggs and his sister, Robin Rhys Riggs.

         (c) During the last 60 days Balfour LLC has engaged in the following open market transactions:

                  Transaction     Quantity       Trade Date        Price
                  Purchase          6,000         12/06/01         $5.30

                  Purchase          3,900         12/06/01         $5.40

                  Purchase          3,500         12/10/01         $5.25

Schedule 13D

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing and as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person and between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No.               Description
         ---               -----------
         1.                Joint Filing Agreement dated December 17, 2001 by and
                           among Richard F. Bader, Albert J. Henry, RT
                           Acquisition Group, Inc., Balfour LLC, and Rory Riggs.

         2.                Letter Agreement dated December 6, 2001 between RT
                           Acquisition Group, Inc. and the Issuer.

         3.                Letter to Issuer's Financial Advisors dated December
                           17, 2001.

Schedule 13D


                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:        December 17, 2001
       ------------------------



                                                  /s/ Richard F. Bader
                                             ----------------------------
                                                  Richard F. Bader



                                                  /s/ Albert J. Henry
                                             ----------------------------
                                                  Albert J. Henry



                                             RT Acquisition Group, Inc.



                                             By:  /s/ Albert J. Henry
                                                -------------------------
                                             Name:    Albert J. Henry
                                             Title:   Chairman

                                                  /s/ Rory Riggs
                                             ----------------------------
                                                  Rory Riggs



                                             Balfour LLC



                                             By:    /s/ Rory Riggs
                                                -------------------------
                                             Name:      Rory Riggs
                                             Title:     Managing Member

                                 EXHIBIT INDEX

         No.               Description
         ---               -----------
         1.                Joint Filing Agreement dated December 17, 2001 by and
                           among Richard F. Bader, Albert J. Henry, RT
                           Acquisition Group, Inc., Balfour LLC, and Rory Riggs.

         2.                Letter Agreement dated December 6, 2001 between RT
                           Acquisition Group, Inc. and the Issuer.

         3.                Letter to Issuer's Financial Advisors dated December
                           17, 2001.